EXHIBIT   2.4

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED SEPTEMBER 30, 2005

Minco Mining & Metals Corporation

Management’s Discussion and Analysis

For the Quarter Ended September 30, 2005

This management’s discussion and analysis (“MD&A”), dated November 9, 2005 should be read in conjunction with the accompanying unaudited consolidated financial statements and notes prepared by management for the quarter ended September 30, 2005 and the audited financial statements and notes for the year ended December 31, 2004. The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Except as noted, all financial amounts are expressed in Canadian dollars.

This MD&A contains statements that are forward-looking in nature, involving known and unknown risks and uncertainties such as general economic and business conditions, operating costs, changes in foreign currency exchange rates, and other factors. Since forward-looking statements address future events and conditions, by their nature, they involve inherent risks and uncertainties. Therefore, actual results may be materially different from those expressed or implied in such statements.

Additional information, including the Company’s annual information form (AIF), is available on SEDAR and may be accessed at www.sedar.com.

Company Overview

Minco Mining & Metals Corporation (“Minco Mining”, referred to with its subsidiaries as the “Company”) was incorporated under the laws of British Columbia, Canada and is engaged in the acquisition, exploration and development of mineral resource properties in the People’s Republic of China. Through joint ventures with Chinese governmental entities and alliances with leading mining enterprises in China, the Company is working to build a strong portfolio of commercially viable projects in China.

The Company is in the exploration stage and has no operating revenue. Since the signing of its first co-operation agreement in China in 1996, the Company has been active in Chinese mineral exploration, property evaluation and acquisitions and plans to build a portfolio of precious and base metals properties in China. The Company has conducted exploration work on properties located in Sichuan, Xinjiang, Hebei, Inner Mongolia, and Gansu provinces of China, and investigated or evaluated many Chinese mineral properties. Large areas of mineral lands with potential exist in China and, as a result, there has been a steady growth in the number of foreign mining companies doing business in China. There can be no assurance that the Company will be able to compete with these new companies in acquiring projects of merit in China.

In 2004, Minco Mining incorporated three subsidiaries, Minco Mining (China) Corporation (“Minco China”), Minco Silver Corporation (“Minco Silver”) and Minco Base Metals Corporation (“Minco Base Metals”). Minco China and Minco Base Metals are wholly owned. At September 30, 2005, Minco Mining effectively owned a 58% interest in Minco Silver.

Foreign Exchange Rates

The Company undertakes many transactions in US dollars and RMB. Information concerning exchange rates between these currencies and the Canadian dollar is summarized below:

	RMB	US$
2004 3rd quarter average	6.276	0.764
September 30, 2004	6.527	0.787
2004 average	6.382	0.770
December 31, 2004	6.880	0.830
2005 3rd quarter average	6.776	0.831
September 30, 2005	6.927	0.854

Company’s Operations

The Company plans to develop its silver projects in Minco Silver and its base metal projects in Minco Base Metals while retaining its gold projects (BYC, Gobi, Western Extension of Yangshan, Changkeng and Longnan) under the main umbrella company, Minco Mining. Many of the Company’s properties are held by Minco China on behalf of Minco Mining and other subsidiaries. The following is a discussion of the properties that Minco Mining holds directly and through its subsidiaries.

Minco Mining

Changkeng Gold Properties

On September 28, 2004, Minco Mining signed a 30-year joint venture contract with four other companies in Guangdong for the exploration and development of the Changkeng gold deposit in Gaoyao City of Guangdong Province, China.

Pursuant to the contract, Minco Mining and its partners will form a Sino-Foreign Joint Venture known as Guangdong Minco-Jinli Mining Co. Ltd. (the “Jinli JV”), with a total investment of 100 million RMB (approximately $14.7 million), to explore and develop the Changkeng gold deposit. To earn 51% equity interest in the Jinli JV, Minco Mining will contribute 51 million RMB (approximately $7.5 million) in six installments. The information for the six installments is described in detail in the MD&A for the year 2004 as filed on SEDAR at www.sedar.com.

The Jinli JV is to acquire the Changkeng exploration permit from the No. 757 Exploration Team of Guangdong Geological Exploration Bureau. The value of the exploration permit has been appraised at 33 million RMB (approximately $4.85 million) by an independent valuator, which was confirmed by the Ministry of Land and Resources of China. The Jinli JV is to pay the 33 million RMB for the exploration permit in three installments within 360 days of the Jinli title transfer.  The remaining 67 million RMB will be used for project exploration and feasibility studies on the mine property.

The original Changkeng exploration permit, which expired in September 2004, has been renewed and is presently held by the No. 757 Exploration Team.  Minco Mining is presently waiting for completion of the Jinli JV approval process.

A drilling program completed late in 2004, consisting of eight drill holes confirmed results of both the previous Chinese drilling and also the continuity of the No.1 zone towards the east and south.  A proposal for a drilling program will be presented to the JV partners in the fourth quarter.  This program will consist of systematic infill drilling, which will allow up-grading of resources to the CIM “indicated” category.  The drilling program will also include holes to test for extensions of known mineralization.

Longnan Properties

Minco Mining’s wholly-owned subsidiary, Minco Mining (China) Corporation, presently holds 13 exploration permits in the Longnan region of south Gansu Province that are within the Qinling gold field.  Ten of the permits are located in the Yangshan belt situated east and north the Anba deposit.  Three permits are located in a geological terrain immediately north of the Yangshan belt and are referred to as the Xicheng East permits.  All 13 exploration permits are located over regional geochemical gold anomalies with host rocks and structure similar to that at Anba and other gold deposits in the region.

In August 2005, the Company initiated a semi-regional stream sediment geochemical survey within the six Yangshan permits and the three Xicheng East permits.  The survey covers approximately 800 km2 and involves collection of stream sediment samples from active drainages at a density of approximately 4 samples per km2.  Results from this program will increase the resolution of the broad regional anomalies and allow the Company to focus follow-up exploration within this large area.  Sampling is expected to be completed by mid-November 2005.

Yangshan West Extension Properties

Minco Mining signed a definitive joint venture contract in October 2004 with Gansu Qinqi Mining Co. Ltd. (the “Gansu JV”) for the exploration and development of mineral resources on three gold properties located on the Yangshan gold belt in Gansu, China. These properties are:

•

Guanniuwan (GNW)

•

Hongyangou (HYG)

•

Guojiagou (GJG)

Total initial investment in the joint venture is 10 million RMB (approximately $1.47 million), with 75% to be contributed by Minco Mining (approximately $1.1 million).

Gansu JV is in the process of obtaining the required government approval, including a business license and exploration permit transfer for the three properties.  The documents for the exploration permit transfer have been submitted. Once the exploration permit is transferred from No. 2 Exploration Institute to Qinqi, then the Gansu JV may start the title transfer from Qinqi to the JV. At that point, the Company will recommence its exploration program. No exploration work was undertaken in this quarter on these properties.

At Goujiagou (GJG), a soil sampling program on a 100 metre by 40 metre grid was completed in late 2004.   Sample results outlined a strong and coherent gold anomaly with coincident arsenic and antimony.  The association of arsenic and antimony with gold is noted at many of the larger sediment-hosted, disseminated gold deposits in the Qinling gold field and differentiates the Goujiagou mineralization from less significant mesothermal, shear zone related gold systems that are also present in the region.  The anomaly is about 4 kilometres long and 400 to 1,000 metres wide, based on a 40 ppb gold threshold.  This east-west trending gold anomaly is along the altered contact zone between Triassic limestone and fine-grained clastic sediments and spatially associated with an elongate granitic intrusion. Several soil samples yielded over 4 grams per tonne gold.  Follow-up trenching to test the soil anomaly encountered values of 1 to 6 g/t gold within a 7 metre long trench.  These results are very preliminary and further trenching is required to fully test the anomalous zone.

Anba Property

Gansu Keyin Mining Co. Ltd., Minco Mining’s joint venture (the “Keyin JV”), signed a joint venture agreement in principal with the Gansu provincial government and two other companies in October 2003 for the exploration and development of the Anba gold property in the Yangshan gold field (the “YGM JV”). The Keyin JV will earn 40% interest in the YGM JV through investment of approximately $3.5 million over five years. The exploration permit, valid until June 2006, is expected to be transferred into the YGM JV once the definitive joint venture contract has been signed and all requisite approvals have been obtained. The Keyin JV has applied for a business license.

In April 2004, the YGM JV’s board of directors agreed to pay 3 million RMB (approximately $440,000) to Lan Zhou Qun Ying Ltd. ("Qun Ying") so that it might prepare the transfer of the exploration permit to the YGM JV. Keyin and its Chinese partners each contributed 1.5 million RMB (approximately $220,000) towards this end. If Qun Ying could not fulfill the duties within six months, the 3 million RMB was to be returned to the YGM JV.  Qun Ying was unable to fulfill all the required duties and the YGM JV has authorized other persons to continue the work for the exploration permit transfer. The YGM JV has also demanded the return of the 3 million RMB advanced to

Qun Ying. Of this amount, 1,500,000 RMB (approximately $220,000), representing Keyin’s portion, is recorded as a receivable in the Company’s consolidated accounts.

The Company does not plan to undertake any exploration until the exploration permit has been transferred to the YGM JV.

Gobi Gold Property

Minco Mining has earned a 57% interest in the fully-licensed joint venture company with Inner Mongolia Damo Mining Co. Ltd. for the Gobi Gold project (the “Damo JV”) by spending approximately $1.16 million, and can earn up to 75% interest with a total contribution of 18 million RMB (approximately $2.64 million).

Site visit, geological review and compilation of previous exploration data have been completed and an exploration proposal prepared.  The Company is presently considering vending this property so that it may focus on its more advanced projects.

BYC Project

In 2003, the Company entered into a letter agreement with New Cantech Ventures Inc. (“New Cantech”) whereby New Cantech acquired two options to acquire up to a 60% interest in the Company’s BYC Gold project in Inner Mongolia, China. The first option is exercisable to acquire a 51% interest in the BYC property by issuing 500,000 common shares in the capital stock of New Cantech and by spending $2.4 million in exploration over three years. The agreement was amended in March 2004 and in April 2005 so that New Cantech may exercise the first option by issuing to the Company 500,000 common shares in the capital stock of New Cantech and by incurring a total of 12 million RMB (approximately $1.76 million) in three installments as follows:

1)

2 million RMB (approximately $294,000) on or before March 22, 2005, which has been completed.

2)

4 million RMB (approximately $587,000) on or before March 22, 2006 of which $246,793 had been advanced as of September 30, 2005.

3)

6 million RMB (approximately $881,000) on or before March 22, 2007

The second option is exercisable to acquire a further 9% interest in the property by bringing the project to pre-feasibility stage. The BYC project has all permits necessary to pursue exploration on this property.

Pursuant to the letter agreement, New Cantech has issued to the Company common shares of New Cantech as follows:

•

September 2005 – 50,000 common shares at $0.30 per share for $15,000;

•

May 2005 - 100,000 common shares at $0.21 per share for $21,000; and

•

Year ended December 31, 2004 - 250,000 common shares at $0.34 per share for a value of $85,000 and 100,000 common shares at $0.37 per share for a value of $37,000

This large property covers approximately 100 individual gold showings related to shear-hosted fracture systems within or peripheral to an elongate granite intrusion. The focus of recent exploration has been the “North Zone”, which is located on the north-west contact of the granite intrusion. Illegal local miners had removed approximately 400,000 tonnes of near surface oxide ore before being expelled by authorities. In New Cantech’s program, six diamond drill holes were drilled in 2004 aggregating 1,434.5 metres in the North Zone and its north-east projections.  Geological mapping, trenching and sampling was completed in 2004 and 2005 to supplement diamond drilling information and contribute to understanding controls on mineralization.

A diamond drill program consisting of 1,500 metres will be initiated in the fourth quarter of 2005.  This program will test new areas of mineralization exposed by illegal mining activity and follow-up on intersections from previous drilling.

On April 7, 2005, Inner Mongolia Huayu Minco Mining Co., Ltd. received two Reconnaissance Survey Exploration Permits from the Ministry of Land and Resources of China on the properties as follows:

a)

Houxiaonuqi gold property in Wulateqianqi of Inner Mongolia (Permit No. 0100000520051 expiring April 7, 2007); and

b)

Dongwufenzi gold property in Wulateqianqi of Inner Mongolia (Permit No.  0100000520052 expiring April 7, 2007).

Minco Silver Corporation

Corporate Overview

Minco Silver and Silver Standard Resources Inc. (“Silver Standard”) have entered into a strategic alliance to jointly pursue silver opportunities in China.  Under terms of the alliance, Silver Standard initially invested $2,000,000 in Minco Silver to acquire a 20% interest in the new venture. Silver Standard has preferential purchase rights to participate in future financings of Minco Silver with the ability to increase its interest in Minco Silver to 30%. As part of the agreement, Minco Silver will be the exclusive entity for both parties to pursue silver projects in China.

An updated 43-101 report has been prepared on the Fuwan Silver project, Minco Silver’s principal asset.

In November 2004, Minco Silver completed a non-brokered private placement of 6,000,000 special warrants at a price of $0.50 each for gross proceeds of $3 million. In May 2005, Minco Silver closed a private placement of 4,276,000 Special Warrants at a price of $1.25 each for gross proceeds of $5,345,000. A total of 1,876,000 special warrants were sold on a brokered basis through Minco Silver’s agent, First Associates Investments Inc., and the remaining 2,400,000 special warrants were sold by Minco Silver on a non-brokered basis. Included in the non-brokered portion was a subscription by Silver Standard for 960,000 special warrants for aggregate proceeds of $1,200,000.

Each special warrant entitles the holder to be issued one common share of Minco Silver during the period ending the earlier of (i) May 9, 2006; or (ii) the fifth day after a receipt is issued for the prospectus qualifying the conversion of the special warrants. Minco Silver received a receipt for the prospectus on November 8, 2005 and the common shares will be issued shortly. Minco Silver paid a cash commission of $187,600 for the funds raised on the brokered portion of the placement plus an underwriting fee of $15,000.

The May 2005 special warrant offering was the first part of a combined special warrant offering and initial public offering. Regulatory approval of a prospectus, which Minco Silver has just completed, qualifies the conversion of the special warrants into common shares. On conversion of the special warrants, Minco Silver will have 24,276,000 common shares issued and outstanding, of which Minco Mining will own 58%, Silver Standard will own 20% and public shareholders will own 22%.

At September 30, 2005 Minco Silver had approximately $7.24 million in working capital. Net proceeds from the offerings will be used for: i) funding exploration and development activities of the Fuwan Silver property; ii) acquisition of additional China silver dominant mineral properties; and iii) general corporate purposes.

On November 8, 2005, a prospectus was receipted by British Columbia Securities Commission, Alberta Securities Commission and Ontario Securities Commission in respect of an initial public offering by Minco Silver of a minimum of 400,000 of its common shares for $500,000 and the qualification for distribution of 10,276,000 common shares of Minco Silver on conversion of the special warrants, as discussed above.

Fuwan Silver Properties

On September 28, 2004, Minco Silver signed a 30-year joint venture contract with Guangdong Geological Exploration and Development Corporation (“GGEDC”) for the exploration and development of the Fuwan silver deposit adjacent to the Changkeng property.  This agreement has been assigned to Minco Silver.

Minco Silver and GGEDC will form a Sino-Foreign Joint Venture called Guangdong Minco-Nanling Mining Co., Ltd. (the “Nanling JV”) with a total investment of 30 million RMB (approximately $5 million), to explore and develop the Fuwan silver deposit.  To earn 70% equity interest in the Nanling JV, Minco Silver is to contribute 21 million RMB (approximately $3.1 million) in six installments. The information for the six installments is described in detail in the MD&A for the year 2004 as filed on SEDAR at www.sedar.com.

The Nanling JV is to acquire the Fuwan Silver property exploration permit, through Minco China, from No. 757 Exploration Team. The value of the exploration permit has been appraised at 10,330,000 RMB (approximately $1.52 million) by an independent valuator, and confirmed by the Ministry of Land and Resources of China. The Nanling JV is to pay the 10,330,000 RMB for the exploration permit in three installments within 24 months of the title transfer. The balance will be used for project exploration and feasibility studies on the Fuwan mine property.

The Fuwan Property consists of three components:

(i)

the resource properties which are the subject matter of the Fuwan exploration permit;

(ii)

the resource properties which are the subject matter of the new exploration permits; and

(iii)

the Changkeng Silver Interest.

Minco China acquired three silver properties on behalf of Minco Silver. On April 7, 2005, Minco China received three Reconnaissance Survey Exploration Permits from the Ministry of Land and Resources of China on the properties as follows:

a) Guanhuatang silver and multi-metals property;

b) Luoke-Jilinggang silver and multi-metals property; and

c) Guyegang-Sanyatang silver and multi-metals property.

These three exploration licenses are located in the Sanzhou basin, Guangdong Province, China. Two exploration licenses, the Luoke-Jilingang (75.55 sq. km.) and the Sanyatang (91.91 sq. km) with a total area of 167.46 sq. km, cover the major part of the Northeast-trending Fuwan Silver belt which hosts the known gold and silver occurrences in the Sanzhou basin, including Fuwan Silver and Changkeng Gold properties.

Several gold-silver soil anomalies have been outlined on the two licensed areas. Major silver showings were discovered in the Luzhou and Dieping areas through the following-up of the anomalies by the 757 Exploration Team.

The Guanhuatang license consists of a total area of 37.38 sq. km located at the south margin of the Sanzhou Basin and covers several silver-copper-lead-zinc occurrences. Exploration work is quite limited in this area.

On April 22, 2005, the application submitted by No. 757 Exploration Team and Minco China for the transfer of the Exploration Permit for Reconnaissance Survey on the Fuwan Silver Property was considered in accordance with all the state’s requirements for a title transfer. The Department of Land and Resources of Guangdong Province thereby approved the transfer application. The further approval for the above title transfer from the Ministry of Land and Resource in China is currently in process.

Minco Silver completed two verification drill holes on the Fuwan silver project located in Guangdong, China to verify results of drilling reported by the 757 Exploration Team. Drilling was supervised by Minco China’s staff, and logging and sampling was undertaken by Minco China’s project geologist.  Samples from the verification drill holes analyzed by fire assay (FA) at the Beijing General Institute of Mining and Metallurgy.

P & E Mining Consultants Inc., a Brampton, Ontario based mining consulting company, was retained by Minco Silver to prepare an independent technical report on the Fuwan Property.  This report was commissioned to take into account the addition of three exploration permits and acquisition of additional data since the filing of a NI 43-101 technical report in November 2004. The purpose of the current NI 43-101 technical report is to:

•

 take into consideration recently completed drilling by Minco Silver;

•

estimate silver resources that reflect Minco Silver’s current exploration permit holdings;

•

estimate silver resources on the Changkeng license, which has a different ownership structure than the Fuwan licenses; and

•

estimate silver resources using techniques that conform to the requirements of NI 43-101.

A resource estimate was prepared on the silver portion of the deposit, which includes Au, Pb and Zn credits and is reported as an Inferred Resource of 20,376,000 tonnes at 181g/t Ag, 0.34g/t Au, 0.20% Pb and 0.65% Zn. The resource estimate is undiluted and uses a cut-off grade of 75 g/t Ag. The definition of Inferred Resource is in compliance with the CIM Definitions and Standards on Mineral Resources and Mineral Reserves, November 14, 2004.

Minco Mining (China) Corporation (“Minco China”) has applied for an exploration permit (the “Daginggang Application”) on the area in August 2005 and is currently in the approval process with the Ministry of Lands and Resources.  The Dadinggang area (0.395 km2), which covers the northeast extension of the Fuwan Silver deposit is adjacent to the Fuwan and Changkeng permit areas.  The additional resource potential was calculated for the Daginggang Application.  Utilizing a 75 g/t Ag cut-off grade, the resource potential for this area is estimated as 2.1 million tonnes at 171 g/t Ag, 0.59 g/t Au, 0.32% Pb and 0.65% Zn. According to NI 43-101, this additional resource potential cannot be included the Fuwan Resource Estimate. Once the exploration permit is granted to Minco China, this resource will be added to the Fuwan Resource Estimate.  Please refer to this report filed on SEDAR at www.Sedar.com for a complete explanation of results.

Minco Base Metals

Corporate Overview

As discussed above, Minco Base Metals was formed in 2004 to hold and develop the Company’s base metal projects. To date, the necessary transfers have not been made, but it is intended that Minco Mining’s interest in the White Silver Mountain project will be transferred into Minco Base Metals along with any other base metal assets that the Company acquires.

White Silver Mountain

The Gansu Keyin Mining Co. Ltd. is the operator of the White Silver Mountain project, which will be assigned to Minco Base Metals. Minco Mining has a 61% earned interest in the White Silver Mountain project having spent approximately $3 million drill-testing the depth extension of a volcanogenic massive sulphide deposit.  The Xiaotieshan mine, owned by the Baiyin Nonferrous Metals Company is currently producing from the upper portion of the deposit. The entire mining and processing infrastructure is in place and therefore incremental costs for development will be correspondingly low. The ore shoots are open at depth and further work is required to test these limits. The White Silver Mountain project is fully-licensed.  Minco Mining can earn up to 80% interest in the White Silver Mountain project by spending a further 20 million RMB (approximately $2.94 million).

Planning is underway to resume drilling on the project by the forth quarter of 2005.  The lack of underground drilling equipment in China necessitates use of Minco’s underground drilling unit.  This unit has been returned to the project site and plans have been made to complete maintenance on the drill prior to mobilization underground.  Drifting to provide drill access is expected to begin in the forth quarter and will continue into 2006.  The Company plans to complete approximately 300 metres of underground access drifting and three underground diamond drill stations.

Results of Operations

In the following discussion, financial amounts have been rounded to the nearest thousand.

Exploration Costs

In the third quarter of 2005, the Company spent $516,000 on property acquisition and exploration costs compared to $196,000 in the comparative period in 2004. In the three months ended September 30, 2005, the Company expensed $235,000, recovered $62,000 and capitalized $219,000.

The Company spent $843,000 in the nine months ended September 30, 2005 compared to $719,000 in the same period of 2004. Of the $843,000 that was expended, the Company expensed $588,000, recovered $36,000 and capitalized $219,000.

The most significant changes in 2005 are: expenditures increased on the Yangshan West Extension property (relating to completion of a two-phase exploration program); and expenditures decreased on the Changkeng property (the Company is not undertaking further work until the exploration permit is transferred). The details for the projects exploration are described in the above projects section.

Expensed Exploration Costs
	Three Months Ended Sep. 30, 2005	Three Months Ended Sep. 30, 2004	Nine Months Ended Sep. 30, 2005	Nine Months Ended Sep. 30, 2004
Gansu
• White Silver Mountain	$ 8,165	$ 3,775	$ 25,357	$ 27,229
• Yangshan (Anba)	3,913	18,825	15,911	67,374
• Western Extension of Yangshan	27,793	120,736	193,749	157,940
• Longnan	11,697	-	11,697
Inner Mongolia
• Gobi Gold	4,009	7,141	12,929	35,344
• BYC	72,609	-	72,609	-
Guangdong
• Changkeng	22,226	25,907	73,784	386,109
• Fuwan	146,495	20,099	217,210	45,172
Gross exploration costs	296,907	196,483	623,246	719,168
Exploration cost recoveries	(62,130)	(85,000)	(36,000)	(106,065)
Expensed exploration costs	$ 234,777	$ 111,483	$ 587,246	$ 613,103

Acquisition costs
• Fuwan	$ 219,594	$ -	$ 219,594	$ -

(a)

Pursuant to the Consignment Contract with No. 2 Geological Exploration Institute, the exploration program on Yangshang West Extension has finished. $143,000 was paid on this project in the second quarter of 2005, and $51,000 was paid for the consulting fees and miscellaneous expenses in the period ended September 30, 2005.

(b)

As described above, the Company has an agreement with New Cantech under which New Cantech funds exploration activities on the BYC project. In the nine-month period ended September 30, 2005, direct costs and management fees relating to the BYC project totalled $153,582; $80,973 was reimbursed by New Cantech. The Company has elected to recognize the recovery of expenses when received. In addition, New Cantech paid $60,000 in September 2005, as drilling program prepayment.

Pursuant to the terms of the agreement on the BYC project in Inner Mongolia, the Company received, from New Cantech, 100,000 common shares at $0.21 per share for $21,000 in May 2005 and 50,000 common shares at $0.30 per share for $15,000 in September 2005.  In 2004, the Company received 250,000 common shares at $0.34 per share for a total of $85,000 and 100,000 common shares at $0.37 per share for a total of $37,000. The aggregate value of these shares at the date of issue ($158,000) has been recorded as an exploration cost recovery.

In October 2005, the Company remitted $102,700, on behalf of New Cantech, to the JV Huayu-Minco for BYC exploration program.

(c)

In September 2005, Minco China, on behalf of Minco Silver, paid RMB 1.5 million ($219,594) to No. 757 Geo-Exploration Team for the three silver licenses acquired on April 7, 2005 on behalf of Minco Silver.

(i)

Guanhuatang property (Permit No.0100000510045 expiring April 7, 2008);

(ii)

Luoke-Jilinggang property (Permit No.0100000510046 expiring April 7, 2008); and

(iii)

Guyegang-Sanyatang property (Permit No.0100000510047 expiring April 7, 2008)

(d)

In the third quarter of 2005, Minco Silver spent $63,000 on the technical report NI 43-101 for Fuwan property. Subsequent to September 30, 2005, Minco Silver spent another $5,000 on this report.

Administrative Expenses

Total administrative expenses for the third quarter of 2005 were $706,000 compared to $648,000 for the corresponding period in 2004. The increases in accounting and audit fees, legal fees, filing and transfer agents’ fees in this quarter were mainly due to Minco Mining’s July 2005 private placement and the preparation of Minco Silver’s prospectus to be filed with British Columbia Securities Commission, Alberta Securities Commission and Ontario Securities Commission in respect of a planned initial public offering by Minco Silver.

Administrative expenses such as salaries, office and miscellaneous increased in this period with significant decreases in foreign exchange losses and stock based compensation costs. The increase in administrative expenses was mainly due to the operations of subsidiaries that were incorporated in China in late 2004, and the recruitments of several senior level new employees in Canada and China. Recently, the Company appointed Dr. Paul J. Johnston as Vice President Exploration, and appointed Mr. Robert S. Tyson as Investor Relations Manager.

The Company closed its Toronto office in March 2005, which had opened in April 2004, saving about $15,000 per month.

For investor relations, the Company retained the services of two investor relations groups: AGORA Investor Relations Corp. and Boardmarker Consultancy Group. In the third quarter of 2005, the investor relation costs increased by $13,000 compared to the same period of 2004. The increase was mainly due to attending more investment conferences and the higher printing and distribution costs related to IR activities.

The property investigation costs increased by $67,000 in this quarter compared to the same period of 2004. The increase was related to initiatives to investigate and evaluate more new properties, especially new silver properties.

In the third quarter of 2005, the Company recorded $44,000 in stock-based compensation expenses, down from to $134,000 in the third quarter of 2004. Stock-based compensation expense represents the fair value of stock options awarded to management, staff and directors. The decrease in this expense was attributable to fewer options vesting in the period, which in turn resulted in a decreased fair value of stock options.

For the nine-month period ended September 30, 2005, the Company recorded $296,000 in stock-based compensation expenses (2004: $632,000) The change reflected lower vesting of stock options in the current period. The Company also incurred a foreign exchange loss of $7,000 (compared to $173,000 in the same period of 2004) as a result of a decrease in the Canadian dollar value of its RMB denominated net assets.

Administrative expenses were $1,883,000 for the nine-month period ended September 30, 2005 compared to $1,702,000 for the corresponding period in 2004. Generally, the trends identified in the discussion of the third quarter results applied to the year-to-date administrative expenses. The Company has increased salaries expense after hiring staff, increased property investigation activity and incurred additional expenses in respect of the Minco Silver prospectus. Offsetting these increased expenses has been a decrease in stock-based compensation.

Interest and Sundry Income

To date the Company has been in the exploration stage and has not earned significant revenue other than interest income, office sublease income, drilling tools rental income and management fees. In the third quarter of 2005, interest and sundry income was $50,000 compared to $69,000 in the same period of 2004. Investments increased, which resulted in interest income increasing from $9,000 in the third quarter of 2004 to $27,000 in the current period. Office subleasing rental income, tools rental income, and management fees (in connection with the Company’s joint venture activities) decreased by $5,000, $13,000 and $19,000, respectively.

Interest and sundry income in the period ended September 30, 2005 was $182,000 (2004: $92,000). The increase in interest and sundry income was attributable to an increase in interest income of $102,000 and a decrease in management fees of $12,000.

Financial Position

Since the Company’s last year end on December 31, 2004, the Company’s total assts have increased from $13,026,000 to $19,219,000. The bulk of the increase is represented by temporary investments (which increased by $5,924,000) and by mineral interests (which increased by $220,000). The increase in total assets was funded by non-controlling interest (essentially investment received into Minco Silver) which increased by $4,781,000 and share capital (primarily from the issuance of common shares) which increased by $3,126,000, offset by the Company’s loss for the period.

Conformity with US GAAP

Differences between the Company’s financial position and results of operations presented in this management’s discussion and analysis and the corresponding amounts prepared in conformity with accounting principles generally accepted in the United States of America are described in Note 11 to the September 30, 2005 financial statements.

Summary of Quarterly Results

The following table summarizes selected financial information for the eight most recently completed quarters:

	2005			2004				2003
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Interest and sundry income	49,829	62,509	69,968	220,475	69,081	9,105	13,363	33,181
Net income/(loss)	(752,218)	(679,842)	(650,374)	(748,069)	(690,252)	(954,150)	(579,191)	(752,257)
Net income/(loss) per share – basic and diluted	(0.02)	(0.02)	(0.02)	(0.02)	(0.02)	(0.03)	(0.02)	(0.03)

During the most recent eight quarters, the Company has had no discontinued operations or extraordinary items.

The Company’s operating losses generally trended higher from 2003 to 2004, reflecting the Company’s higher level of activity as it acquired interests in new properties and undertook new exploration initiatives. The Company is subject to seasonality in that exploration expenditures generally decrease in the winter and are higher in the other three seasons.

Some period-to-period fluctuations are the result of specific exploration initiatives. For instance, the increase in net loss in the second quarter of 2004 was largely attributable to exploration expenses incurred regarding Changkeng. The increase in net loss in the fourth quarter of 2004 was primarily due to increased development and financing activities.

The net loss decreased in the first quarter of 2005 as exploration activities slowed over the winter and in particular due to the Chinese New Year holiday. Project exploration and the joint ventures’ offices in China were closed for about two weeks.

In the second quarter of 2005, exploration activities slowed down compared to 2004 as some of the Company’s properties are in the process of transferring exploration permits. Once the exploration permits are transferred, exploration activities will commence.  Also, administrative expenses decreased due to the significant declines in foreign exchange loss and stock based compensation.

Compared to the second quarter of 2005, there are no major changes in the third quarter of 2005 except some activities related to Minco Silver. In the second quarter of 2005, Fuwan Exploration Permit for Reconnaissance Survey was transferred by No. 757 Exploration Team to Minco China. Minco China holds the Exploration Permit on behalf of Minco Silver. A technical report in accordance with NI 43-101 for Fuwan property was finalized on September 30, 2005. The administrative expenses increased in the third quarter of 2005 was mainly related to the preparation of a prospectus to be filed with the exchange commissions in respect of an initial public offering by Minco Silver. In September 2005, Minco China paid RMB 1.5 million (approximately $220,600) to No. 757 Geo-Exploration Team for the three silver licenses acquired on April 7, 2005 on behalf of Minco Silver. Minco Silver repaid Minco China for this amount in October 2005.

Liquidity and Capital Resources

The Company is in the exploration stage and does not generate significant revenues. The Company relies on equity financing for its working capital requirements to fund its exploration, development, investment, and permitting activities.

Cash Flow

Operating Activities

In the third quarter of 2005, the Company used cash of $784,000 to support operating activities.

The net loss in this quarter was $752,000. The cash impact of this loss was partially offset by expenses not requiring cash (amortization $9,000, stock-based compensation $44,000, write down of marketable securities $500), and increased by other operating items which did not generate cash, including the non-controlling interest in the loss of $139,000, and recovery of exploration costs of $15,000. Non-cash working capital accounts increased by $68,000. In the same period of 2004, the Company used cash of $721,000 to support operating activities.

For the nine months ended September 30, 2005 and 2004, cash used in operating activities was $1,964,000 and $1,651,000, respectively.

Financing Activities

In the third quarter of 2005, the Company generated $2,734,000 from financing activities, compared to $370,000 in 2004. The financing in this quarter included issuances of common shares for $31,350 from the exercise of stock options and a non-brokered private placement of $2,702,500, net of a finder’s fee of $172,500. The non-brokered private placement completed in July 2005 is discussed in further detail under “Share Capital”.

During the nine months ended September 30, 2005, the Company generated $8,116,000 from financing activities, compared to $722,000 in the same period of 2004.

Investing Activities

In the third quarter of 2005, the Company used $2,341,000 in investing activities compared to $2,693,000 in the same period of 2004. In the current quarter, $2,104,000 was used to purchase liquid short-term investments and $220,000 was used to pay Fuwan’s exploration permit. The Company also spent $17,000 to purchase new equipment, including capital assets purchased by joint ventures.

For the nine months ended September 30, 2005 and 2004, the cash used in (generated from) investment activities were $6,137,000 and ($1,026,000), respectively.

Available Resources

The Company’s cash and short-term investment balance at September 30, 2005 amounted to $18,112,000. Of this amount, $7,698,000 related specifically to Minco Silver. The strong cash position will enable the Company to continue its exploration, acquisition and development activities.

Share Capital

The Company has recently undertaken issuances of securities as follows:

•

In October 2004, Minco Mining completed a non-brokered private placement of 3,571,428 units priced at $1.40 per unit with each unit consisting of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable for a period of twenty four months, allowing the holder to acquire one common share for a price of $1.70. This offering raised gross proceeds of $5,000,000; the Company incurred costs of $546,000 in connection with this offering.

•

In November 2004, Minco Silver raised $3,000,000 through a non-brokered private placement of 6 million special warrants at $0.50 each. Each special warrant entitles the holder, upon the exercise without payment of any additional consideration, to receive one common share of Minco Silver. Four million special warrants were placed with Minco Silver’s strategic partner, Silver Standard.

•

On May 10, 2005, Minco Silver issued 4,276,000 special warrants at $1.25 each for gross proceeds of $5,345,000. Of this amount, $2,345,000 was raised on a brokered basis and $3,000,000 was raised on a non-brokered basis. Each special warrant entitles the holder to be issued one common share of Minco Silver during the period ending the earlier of (i) May 9, 2006; or (ii) the fifth day after a receipt is issued for the prospectus qualifying the conversion of the special warrants. Minco Silver paid cash commission of $187,600 for the funds raised on the brokered portion of the placement plus an underwriting fee of $15,000. Upon issuance of common shares in respect of the recently receipted prospectus qualifying the special warrants, Minco Silver will have 24,276,000 common shares issued and outstanding, of which Minco Mining will own 14 million common shares, representing 58%.

•

On July 22 2005, the Minco Mining completed a non-brokered private placement of 2,500,000 units priced at $1.15 per unit with each unit consisting of one common share and one common share purchase warrant. Each warrant is exercisable for a period of two years from the date the financing is closed, allowing the holder to acquire one common share for a price of $1.50 during the first year and $2.00 during the second year from the closing date.

If at any time after the expiry of the four month hold period the published closing trade price of Minco Mining’s common shares on the TSX Exchange exceeds an average price of $2.15 for 20 days in year one, and an average price of $2.50 for 20 days in year two, then the exercise period of the warrants will be reduced to a period of 30 days from the date Minco Mining provides written notice to the holder of the warrants of such early expiry.

This offering raised proceeds of $2,875,000. Minco Mining paid a finder’s fee of $172,500 and issued the finder 250,000 warrants with a fair value of $50,000 under the same terms and conditions of the share purchase warrants. The proceeds from the financing are for Minco Mining and its joint ventures’ exploration and development and for general working capital.

•

In the period ended September 30, 2005, the Company generated $351,000 through the exercise of share purchase warrants and employee stock options.

The Company has an authorized capital of 100 million common shares with no par value. As at September 30, 2005, the Company had 38,311,692 common shares outstanding compared to 35,043,897 common shares outstanding at December 31, 2004.

As at September 30, 2005, the Company had 6,272,638 share purchase warrants outstanding exercisable at varying prices between $1.50 and $2.15 per share with varying expiry dates between December 2005 and October 2006. The Company also had broker options of 250,000 at $1.40 per unit expired by April 14, 2006.

As at September 30, 2005, the Company had 3,371,800 stock options outstanding, exercisable at varying prices between $0.20 and $2.00 per share.

At the date of this management’s discussion and analysis, there are 38,401,692 common shares, 6,022,638 share purchase warrants, 250,000 finder warrants, 250,000 broker options and 3,161,800 stock options outstanding.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements except through its joint ventures. In its joint ventures, Chinese partners contribute exploration permits in exchange for a combination of debt and equity in the joint venture. The exploration permits and related obligations are not recorded in the Company’s balance sheet, but, as disclosed elsewhere in this management’s discussion and analysis, the Company has certain obligations in respect of the allocation of any profits that may be generated from the joint ventures.

Contractual Obligations

At September 30, 2005, the Company was contractually obliged to make payments as follows:

Notes:

(1)

The Company has commitments in respect of office leases requiring minimum payments through 2007.

	Total ($)	Less than 1 year ($)	1 - 3 years ($)	3 - 5 years ($)	More than 5 years ($)
Rent	371,680	94,276	277,404	-	-

(2)

Minco Mining Property Contract Commitments – Exploration Permits:

	Total ($)	Less than 1 year ($)	1 - 3 years ($)	3 - 5 years ($)	More than 5 years ($)
Yangshan (Anba)	1,470,000	-	1,470,000	-	-
Total contractual commitments – exploration permits	1,470,000	-	1,470,000	-	-

In addition to these contractual commitments, the Company has other contingent commitments, which are described in more detail in the sections of this management’s discussion and analysis that describe the properties that aggregated $10,662,000 at September 30, 2005.

(3)

Minco Silver Property Contract Commitments – Exploration Permits:

	Total ($)	Less than 1 year ($)	1 - 3 years ($)	3 - 5 years ($)	More than 5 years ($)
Fuwan	1,064,000	446,000	618,000	-	-
Total contractual commitments – exploration permits	1,064,000	446,000	618,000	-	-

In addition to these contractual commitments, Minco Silver has other commitments, which are described in more detail in the sections of this management’s discussion and analysis that describe the properties, that aggregated $2,026,000 at September 30, 2005.

Of the total contractual commitments, $666,000 has been paid to the 757 Team as at the date of this MD&A ($446,000 for the transfer of the Fuwan Exploration Permit to Minco China and $220,000 for the issuance of the New Exploration Licenses to Minco China).

Transactions with Related Parties

The Company paid or accrued the following amounts to its directors or corporations controlled by its directors:

	Three Months Ended September 30		Nine Months Ended September 30
	2005	2004	2005	2004

Exploration costs	$ 20,455	$ 26,750	$ 81,540	$ 86,820
Management fees	5,330	6,660	11,925	9,608
Property investigation	11,825	6,490	25,995	18,372
Investor relations	3,890	-	7,640	-
Director’s fees	-	-	1,875	-
	$ 41,500	$ 39,900	$ 128,975	$ 114,800

(a)

Accounts payable of nil (December 31, 2004 - $14,017) are due to a director of the Company.

(b)

Receivables of $208,008 (December 31, 2004 - $202,550) are due from three companies related by a common director. $8,123 was subsequently received in October 2005.

Critical Accounting Estimates

The preparation of the Company’s financial statements requires management to make various judgments with respect to estimates and assumptions. On an ongoing basis, management regularly reevaluates its estimates and assumptions; however actual amounts could differ from those based on such estimates and assumptions.

In the opinion of management, none of the accounting estimates reflect matters that are highly uncertain at the time the accounting estimate is made or that would have a material impact on the Company’s financial condition, changes in financial condition or results of operations.

The Company’s related critical accounting estimates remain essentially unchanged from the previous quarter of 2005.

Changes in Accounting Policies

Effective January 1, 2004, the Company adopted the accounting procedures recommended by the Canadian Institute of Chartered Accountants Handbook section on stock-based compensation and other stock-based payments.  The Company now expenses, over the vesting period, the fair value of the options at the date of grant.  As permitted by this Handbook section, the Company applied this change retroactively, without restatement, for options granted on or after January 1, 2003.

The Company’s other significant accounting policies are described in Note 2 to the 2004 audited financial statements for the year ended December 31, 2004. They remain essentially unchanged from the last quarter of 2005.

Financial Instruments and Other Instruments

Fair value - The fair value of cash and cash equivalents, receivables, accounts payable and accrued liabilities approximates their carrying value due to the short-term nature of these financial instruments. The fair value of temporary investments is equivalent to market value, although temporary investments are carried at the lower of cost or market value.

Exchange risk - The Company operates in China and many of its exploration expenditures are payable in either U.S. dollars or the Chinese currency RMB and are therefore subject to foreign currency risk arising from changes in exchange rates with the Canadian dollar.

Interest rate risk - The Company is exposed to interest rate risk on its short-term investments, but this risk relates only to investments held to fund future activities and does not affect the Company’s current operating activities.

Credit risk - The Company generally places its temporary investment funds with government and bank debt securities and is subject to minimal credit risk with regard to temporary investments. The Company is owed 1,500,000 RMB (approximately $220,000) by a joint venture. While there is credit risk associated with this receivable, management believes that collection is very likely.

The Company does not have any risk associated with “other instruments”; that is, instruments that may be settled by the delivery of non-financial assets.

The Company’s related critical financial instruments and other instruments remain essentially unchanged from the last quarter of 2005.